UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. )*

NTS, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

62943B105
(CUSIP Number)

March 1, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,607,596

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,607,596

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,607,596

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.3%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors II, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

735,760

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

735,760

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

735,760

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.8%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,246,378

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,246,378

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,246,378

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.9%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blair E. Sanford

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,246,378

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,246,378

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,246,378

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.9%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The Reporting Persons (as defined below) previously reported their beneficial ownership of Common  Stock (as defined below) on a Schedule 13D.

ITEM 1(a).      NAME OF ISSUER:

NTS, Inc. (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                5307 W. Loop 289
Lubbock, Texas 79414

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

-	Burlingame Equity Investors Master Fund, LP, a Cayman Islands exempted limited partnership ("Master Fund");

-	Burlingame Equity Investors II, LP ("Onshore Fund II");

-	Burlingame Asset Management, LLC ("BAM"); and

-	Mr. Blair E. Sanford ("Mr. Sanford").

BAM is the general partner of each of the Master Fund and Onshore Fund II.  Mr. Sanford is the managing member of BAM.  BAM and Mr. Sanford may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Master Fund and Onshore Fund II.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                The business address of each of the Onshore Fund II, BAM and Mr. Sanford is One Market Street, Suite 3750, Spear Street Tower, San Francisco, California 94105.

The business address of the Master Fund is c/o Appleby Corporate Services (Cayman) Limited, Clifton House, 75 Fort Street, P.O. Box 1350 GT, George Town, Grand Cayman, Cayman Islands.

ITEM 2(c).      CITIZENSHIP:

Mr. Sanford is a citizen of the United States.

BAM is a limited liability company formed under the laws of the State of Delaware.

The Onshore Fund II is a limited partnership formed under the laws of the State of Delaware.

The Master Fund is an exempted limited partnership formed under the laws of the Cayman Islands.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Common Stock, par value $0.001 (the “Common Stock”)

ITEM 2(e).      CUSIP NUMBER:

62943B105

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
                       13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

                 If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

(i) Due to the Ownership Limitation (as defined below), collectively, the Reporting Persons beneficially own 8,246,378 shares of Common Stock consisting of: (A) 7,921,436 shares of Common Stock, and (B) Warrants (the "Warrants") exercisable for 342,942 shares of Common Stock.

(ii) Due to the Ownership Limitation, the Master Fund individually beneficially owns 7,607,596 shares of Common Stock consisting of: (A) 7,264,654 shares of Common Stock, and (B) Warrants exercisable for 342,942 shares of Common Stock.

(iii) The Onshore Fund II individually beneficially owns 735,760 shares of Common Stock consisting of: (A) 656,782 shares of Common Stock, and (B) Warrants exercisable for 78,978 shares of Common Stock.

(iv) BAM may be deemed to be the beneficial owner of the 8,246,378 shares of Common Stock beneficially owned by the Master and Onshore Fund II.

(v) Mr. Sanford may be deemed to be the beneficial owner of the 8,246,378 shares of Common Stock beneficially owned by BAM.

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock for which the Warrants are exercisable is limited pursuant to the terms of the Warrants to that number of shares of Common Stock which would result in the Reporting Persons having aggregate beneficial ownership of 19.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation").  The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any exercise of the Warrants to the extent that such conversion would cause the Reporting Persons’ aggregate beneficial ownership to exceed or remain above the Ownership Limitation (as is currently the case).  As of the date of this filing, the Reporting Persons disclaim beneficial ownership with respect to 607,058 shares of Common Stock for which the Warrants would otherwise be exercisable.

(b)	Percent of Class:

(i) The Reporting Persons’ beneficial ownership of 8,246,378 shares of Common Stock represents 19.9% of all of the outstanding shares of Common Stock.

(ii) The Master Fund’s individually beneficial ownership of 7,607,596 shares of Common Stock represents 18.3% of all of the outstanding shares of Common Stock.

(iii) The Onshore Fund II’s individual beneficial ownership of 735,760 shares of Common Stock represents 1.8% of all of the outstanding shares of Common Stock.

(iv) BAM’s beneficial ownership of the 8,246,378 shares of Common Stock beneficially owned by the Master and Onshore Fund II represents 19.9% of all the outstanding shares of Common Stock.

(v) Mr. Sanford’s beneficial ownership of the 8,246,378 shares of Common Stock beneficially owned by BAM represents 19.9% of all the outstanding shares of Common Stock.

The ownership percentage calculations in this Schedule 13G are based on 41,186,596 shares of Common Stock outstanding as of November 13, 2012 as reported in the Issuer’s Form 10-Q filed on November 14, 2012 with the Securities and Exchange Commission.

(c)         Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Master Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 7,607,596 shares of Common Stock individually beneficially owned by the Master Fund.

The Onshore Fund II, BAM and Mr. Sanford have shared power to vote or direct the vote of the 735,760 shares of Common Stock individually beneficially owned by the Onshore Fund II.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Master Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 7,607,596 shares of Common Stock individually beneficially owned by the Master Fund.

The Onshore Fund II, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 735,760 shares of Common Stock individually beneficially owned by the Onshore Fund II.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER  PERSON.

    Not applicable

ITEM 7.         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                       ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                       COMPANY.

               Not applicable

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        See Exhibit B

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

        Not applicable

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:   March 1, 2013

BURLINGAME EQUITY INVESTORS MASTER FUND, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME ASSET MANAGEMENT, LLC

By:  /s/ Blair E. Sanford
            Blair E. Sanford, Managing Member

/s/ Blair E. Sanford
     Blair E. Sanford

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of NTS, Inc. dated as of March 1, 2013 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  March 1, 2013

BURLINGAME EQUITY INVESTORS MASTER FUND, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME ASSET MANAGEMENT, LLC

By:  /s/ Blair E. Sanford
            Blair E. Sanford, Managing Member

/s/ Blair E. Sanford
     Blair E. Sanford

EXHIBIT B

Burlingame Equity Investors Master Fund, LP

Burlingame Equity Investors II, LP

Burlingame Asset Management, LLC

Mr. Blair E. Sanford